UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Five Prime Therapeutics, Inc.

(Name of Subject Company (Issuer))

Franklin Acquisition Sub, Inc.

a wholly owned subsidiary of

Amgen Inc.

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

33830X104

(CUSIP Number of Class of Securities)

Jonathan P. Graham, Esq.

Executive Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,891,689,510.17	$206,383.33

(1)

Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (a) 45,941,900 outstanding shares of Five Prime Therapeutics, Inc. (“Five Prime”) common stock, par value $0.001 per share (collectively, “Shares”) multiplied by $38.00, the offer price per Share (the “Offer Price”), plus (b) 631,004 Shares underlying Five Prime’s outstanding, unvested, restricted stock awards, multiplied by the Offer Price, plus (c) 4,228,899 Shares issuable upon the exercise of Five Prime’s outstanding stock options with an exercise price less than the Offer Price, multiplied by $28.83 (which is the Offer Price minus the weighted average exercise price for the options of $9.17 per Share). The calculation of the filing fee is based on information provided by Five Prime as of March 8, 2021.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $206,383.33	Filing Party: Amgen Inc.
Form of Registration No.: Schedule TO	Date Filed: March 18, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on March 18, 2021 by (a) Franklin Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), and (b) Amgen. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Five Prime Therapeutics, Inc., a Delaware corporation (“Five Prime”), at a purchase price of $38.00 per Share, in cash, minus any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 18, 2021, a copy of which is attached as Exhibit (a)(1)(A) (together with any amendments, supplements or modifications thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments, supplements or modifications thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and restated as follows:

1.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Background of the Offer; Past Contracts; Negotiations and Transactions” is hereby amended and restated by adding the underlined text to the sixth paragraph on page 32 of the Offer to Purchase:

“Subsequently on March 2, 2021, Cooley sent a revised draft Merger Agreement and the accompanying confidential disclosure letter to Sullivan & Cromwell. On the evening of March 2, 2021, representatives of Cooley and Sullivan & Cromwell met virtually to discuss the remaining open issues in the draft Merger Agreement, including post-closing employee benefits for Continuing Employees (as further described in Item 14. The Merger Agreement; Other Agreements—Employee Matters”), termination fees and regulatory commitments. Representatives of Sullivan & Cromwell communicated that the revised draft Merger Agreement formed part of and should be considered in conjunction with the “best and final” offer price Amgen had offered.”

2.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory Approvals; Litigation” is hereby amended and restated by replacing the first paragraph of the subsection entitled “Litigation” with the following paragraph:

“Subsequent to the filing of the Offer to Purchase, eleven lawsuits were filed challenging the proposed transaction. One lawsuit (captioned Wang v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00395-UNA) was filed in the United States District Court for the District of Delaware on March 18, 2021. A second lawsuit was filed on March 22, 2021 in the United States District Court for the Northern District of California (captioned Dyson v. Five Prime Therapeutics, Inc. et al., Case No. 3:21-cv-01988). A third lawsuit was filed on March 23, 2021, in the United States District Court for the Eastern District of New York (captioned Carroll v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-01509). Two additional lawsuits were filed on March 24, 2021, in the United States District Court for the District of Delaware (captioned Wilson v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00422-UNA,

and Baker v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00423-UNA, respectively). A sixth lawsuit was filed on March 25, 2021 in the United States District Court for the Northern District of California (captioned Wheeler v. Five Prime Therapeutics, Inc. et al., Case No. 3:21-cv-02097). Two additional lawsuits were filed on March 30, 2021 in the United States District Court for the Eastern District of Pennsylvania (captioned Ciccotelli v. Five Prime Therapeutics, Inc. et al., Case No. 2:21-cv-01512) and the United States District Court for the Southern District of New York (captioned Mills v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-02718), respectively. Two additional lawsuits were filed on April 6, 2021 in the United States District Court for the Northern District of California (captioned Thomas v. Five Prime Therapeutics, Inc. et al., Case No. 3:21-cv-02477) and the United States District Court for the District of Delaware (captioned Kogus v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00502), respectively. An eleventh lawsuit was filed on April 7, 2021 in the United States District Court for the District of Delaware (captioned Williams v. Five Prime Therapeutics, Inc. et al.,
Case No. 1:21-cv-00508). All of the complaints name Five Prime and its directors as defendants. The Baker and Ciccotelli complaints also name Amgen and Purchaser as defendants. The complaints generally allege violations of Section 14(d), Section 14(e) and Section 20 of the Exchange Act due to an incomplete and materially misleading Solicitation/Recommendation Statement filed by Five Prime on Schedule 14D-9 with the SEC on March 18, 2021 (the “Schedule 14D-9”). The complaints seek various legal and equitable relief, including, among other things, orders (i) enjoining the defendants from proceeding with, consummating or closing the Merger until the allegedly omitted information is disclosed, (ii) rescinding the Merger if consummated, or awarding rescissory damages, (iii) directing the Five Prime Board to file a corrected Solicitation/Recommendation Statement on Schedule 14D-9; and (iv) awarding plaintiffs’ costs, including attorneys’ fees. Amgen may be named in additional similar complaints. If such additional complaints are filed, absent new or different allegations that are material, Five Prime, Amgen and Purchaser will not necessarily announce such additional filings. Five Prime and the current members of its board of directors have been served with the Wang, Dyson, Wheeler, Baker, and Mills complaints, but have not otherwise been served with the other complaints. Neither Amgen nor Purchaser has been served with any of the complaints. Defendants have not answered any of the complaints. Defendants believe the claims asserted in the complaints are without merit, deny any wrongdoing in connection with the filing of the Schedule 14D-9, and intend to vigorously defend against the claims.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2021

AMGEN INC.

By:	/s/ Robert A. Bradway
Name:	Robert A. Bradway
Title:	Chairman of the Board, Chief Executive Officer and President

FRANKLIN ACQUISITION SUB, INC.

By:	/s/ Jonathan P. Graham
Name:	Jonathan P. Graham
Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Index No.

(a)(1)(A)*	Offer to Purchase for Cash, dated March 18, 2021.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on March 18, 2021.

(a)(5)(A)*	Joint Press Release, dated March 4, 2021, incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(a)(5)(B)*	Transcript of Amgen investor call on March 4, 2021, incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(a)(5)(C)*	Transcript of excerpt of Amgen presentation on March 4, 2021, incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(a)(5)(D)*	Excerpt from newsletter sent to Five Prime employees on March 5, 2021, incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 5, 2021.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of March 4, 2021, by and among Amgen, Purchaser and Five Prime, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(d)(2)*	Mutual Non-Disclosure Agreement, effective as of July 29, 2019, by and between Amgen and Five Prime.

(d)(3)*	Amendment No. 1 to the Mutual Non-Disclosure Agreement, effective as of August 2, 2019, by and between Amgen and Five Prime.

(d)(4)*	Amendment No. 2 to the Mutual Non-Disclosure Agreement, effective as of June 16, 2020, by and between Amgen and Five Prime.

(d)(5)*	Non-Disclosure Agreement, dated as of February 12, 2021, by and between Amgen and Five Prime.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed